SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP

(Name of Subject Company (Issuer))

Kiewit Investment Fund LLLP

(Name of Filing Person (Offeror))

Limited Partnership Units

(Title of Class of Securities)

N/A
(Cusip Numbers of Class of Securities)

Robert L. Giles, Jr.

Chief Executive Officer and Chief Compliance Officer
Kiewit Investment Fund LLLP
73 Tremont Street

Boston, MA 02108

Telephone:  (800) 443-4306

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

Tobin A. Schropp Peter Kiewit Sons’, Inc. Kiewit Plaza Omaha, Nebraska 68131 Telephone: (402) 342-2052	Rose F. DiMartino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$9,387,069	$1005

(1)

Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, as the aggregate maximum purchase price to be paid for 543 Limited Partnership Units in the tender offer, based upon a price per Unit of $17,287.42, the net asset value per Unit at December 29, 2006.

(2)

Calculated as $107.00 per $1,000,000 of the Transaction Valuation.

[  ]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Filing party:

Form or Registration No.:

Date Filed:

[  ]

Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]

third-party tender offer subject to Rule 14d-1

[X]

issuer tender offer subject to Rule 13e-4

[  ]

going private transaction subject to Rule 13e-3

[  ]

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

This Tender Offer Statement on Schedule TO (this “Schedule TO”) of Kiewit Investment Fund LLLP (the “Fund”) relates to an offer (the “tender offer”) by the Fund to purchase up to 543 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value per Unit determined as of March 30, 2007.

The tender offer is subject to the terms and conditions described in the offer to purchase relating to the tender offer and related letter of transmittal (each of which is an exhibit to this Schedule TO and incorporated herein by reference as set forth below).

The tender offer will expire at 3:00 p.m. Central time, on March 30, 2007, unless extended.

All information set forth in the offer to purchase is incorporated by reference in response to items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

Item 12.  Exhibits.

Exhibit Number	Exhibit Name
(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Tender Intention Form
(a)(1)(D)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
KIEWIT INVESTMENT FUND LLLP

By: /s/ Robert L. Giles, Jr.
Name: Robert L. Giles, Jr.
Title: Chief Executive Officer and Chief Compliance Officer

Dated: January 4, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Name
(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Tender Intention Form
(a)(1)(D)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP